Item 77. K Changes in Registrant's Certifying Accountant
(a) Previous independent accountants
(i) On May 15, 2002, Arthur Andersen LLP resigned as the
(ii) independent accountants for Nuveen Open End Mutual Funds.
(b) New independent accountants
(i)        The Registrant's Audit Committee selected and approved
(j) PricewaterhouseCoopers LLP as its new     independent
(k) accountants as of May 15, 2002.